ECI Telecom Ltd.

Consolidated Financial Statements as at September 30, 2003
--------------------------------------------------------------------------------


Contents


                                                                           Page


Consolidated Balance Sheets                                                  2


Consolidated Statements of Income                                            4


Consolidated Statements of Comprehensive Income                              6


Consolidated Statements of Changes in Shareholders' Equity                   7


Consolidated Statements of Cash Flows                                       10


Condensed Notes to the Interim Consolidated Financial Statements            14

The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the nine and three month periods ended September 30, 2003

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at September 30, 2003, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the nine and three month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 6.3% of the total consolidated assets as at September 30, 2003 and whose revenues constitute approximately 6.35% and 8.45% of the consolidated revenues for the nine and three month periods then ended, respectively. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01). Note 10 to the Interim Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.


Somekh Chaikin
Certified Public Accountants (Isr.)


November 5, 2003

Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------------------------------------



                                                                            September 30      September 30        December 31
                                                                                    2003              2002               2002
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------

Assets

Current assets
Cash and cash equivalents                                                       173,307            326,195           356,649
Short-term investments                                                           41,270             28,535             6,840
Receivables:
 Trade                                                                          158,882            225,769           207,315
 Other                                                                           26,174             17,365            24,194
Prepaid expenses                                                                  4,370              5,151             4,349
Recoverable costs and estimated earnings, not yet billed                         15,009             10,890            13,690
Inventories                                                                     122,152            167,730           149,747
Assets - discontinued operations                                                      -             25,900            20,648
                                                                          --------------    --------------     --------------
Total current assets                                                            541,164            807,535           783,432
                                                                          --------------    --------------     --------------
Long-term receivables and related deposits, net                                 116,454            136,491           132,173
                                                                          --------------    --------------     --------------
Long-term investments in deposits and
 marketable securities                                                           35,220                  -                 -
                                                                          --------------    --------------     --------------
Investments                                                                      38,387             17,587            42,985
                                                                          --------------    --------------     --------------
Property, plant and equipment
Cost                                                                            285,328            281,245           278,159
Less - Accumulated depreciation                                                 157,007            129,407           139,572
                                                                          --------------    --------------     --------------
                                                                                128,321            151,838           138,587
                                                                          --------------    --------------     --------------
Software development costs, net                                                  17,158             22,404            20,082
                                                                          --------------    --------------     --------------
Goodwill and other intangible assets                                             13,257             21,607            21,045
                                                                          --------------    --------------     --------------
Other assets                                                                      6,953             30,018            16,795
                                                                          --------------    --------------     --------------

---------------------------
Doron Inbar
President, Chief Executive Officer

---------------------------
Giora Bitan
Executive Vice President, Chief Financial Officer


Petah Tikva, November 5, 2003

                                                                          --------------    --------------     --------------
Total assets                                                                    896,914          1,187,480         1,155,099
                                                                          =============     ==============     =============






                                                                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------------------------------------------------------



                                                                            September 30      September 30        December 31
                                                                                    2003              2002               2002
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
Liabilities and shareholders' equity

Current liabilities
Short-term loans and current maturities
 of long-term debt                                                               22,500           243,355            230,012
Trade payables                                                                   46,492            37,506             41,221
Other payables and accrued liabilities                                          120,747           141,639            133,826
Liabilities - discontinued operations                                                 -            17,400             12,148
                                                                            -----------         ----------         ---------
Total current liabilities                                                       189,739           439,900            417,207
                                                                          --------------    --------------     --------------
Long-term liabilities
Banks loans                                                                      37,500                 -                  -
Other liabilities                                                                 6,125            10,842              8,379
Liability for employee severance benefits, net                                   27,846            26,589             26,357
                                                                          --------------    --------------     --------------
Total long-term liabilities                                                      71,471            37,431             34,736
                                                                          --------------    --------------     --------------
Total liabilities                                                               261,210           477,331            451,943
                                                                          --------------    --------------     --------------
Minority Interest                                                                44,111            55,813             56,756
                                                                          --------------    --------------     --------------
Shareholders' equity
Share capital                                                                     6,160             6,148              6,152
Capital surplus                                                                 661,508          *658,047            658,425
Accumulated other comprehensive loss                                             (2,280)             (529)            (1,832)
Retained deficit                                                                (73,795)          *(9,330)           (16,345)
                                                                          --------------    --------------     --------------

Total shareholders' equity                                                      591,593           654,336            646,400
                                                                          --------------    --------------     --------------


                                                                          --------------    --------------     --------------

Total liabilities and shareholders' equity                                      896,914         1,187,480          1,155,099
                                                                          =============     ==============     =============

(*) Reclassified.

The accompanying notes are an integral part of these interim financial statements.


                                                                      ECI Telecom Ltd.

Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------------------------


                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------


Revenues                                   324,846            497,008           104,563           147,460            646,211
Cost of revenues                           198,893            313,047            64,557            95,012            395,231
                                     --------------     --------------    --------------    --------------     --------------
Gross profit                               125,953            183,961            40,006            52,448            250,980
Research and development
 costs, net                                 57,944             69,515            20,503            20,017             93,097
Selling and marketing                       67,551             85,502            23,232            26,841            115,241
 expenses
General and administrative
 expenses                                   44,738             77,431            12,980            47,124             92,056
Amortization of acquisition-
 related intangible assets                   1,503              1,320               270               440              1,760
 long-term receivables
Impairment of assets                         6,686                  -                 -                 -              1,525
Restructuring expenses                       6,532                  -             2,091                 -                  -
                                     --------------     --------------    --------------    --------------     --------------
Operating loss                             (59,001)           (49,807)          (19,070)          (41,974)           (52,699)
Financial expenses                          (6,066)           (16,038)           (1,146)           (5,484)           (18,375)
Financial income                             5,349             21,217             1,728             6,596             24,564
Other income (expenses), net                (4,875)           (12,605)              126           (21,387)           (13,297)
                                     --------------     --------------    --------------    --------------     --------------
Loss from continuing
 operations before taxes on
 income                                    (64,593)           (57,233)          (18,362)          (62,249)           (59,807)
Taxes on income                             (1,516)            (8,659)             (427)           (1,997)            (8,812)
                                     --------------     --------------    --------------    --------------     --------------
Loss from continuing
 operations after taxes on
 income                                    (66,109)           (65,892)          (18,789)          (64,246)           (68,619)
Company's equity in results of
 investee companies - net                   (1,627)            (1,926)             (280)             (470)            (3,055)
Minority interest in results of
 subsidiaries - net                         12,810             (5,204)            4,417            (1,852)            (6,045)
                                     --------------     --------------    --------------    --------------     --------------
Loss from continuing
 operations                                (54,926)           (73,022)          (14,652)          (66,568)           (77,719)
                                     --------------     --------------    --------------    --------------     --------------
Cumulative effect of an
accounting
 change, net                                     -               (550)                -                 -               (550)
Loss on discontinued
 operations, net                            (2,524)           (75,098)                -           (22,566)           (77,416)
                                     --------------     --------------    --------------    --------------     --------------
Loss for the period                        (57,450)          (148,670)          (14,652)          (89,134)          (155,685)
                                     ==============     ==============    ==============    ==============



The accompanying notes are an integral part of these interim financial statements.

                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Income (cont'd)
-------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------

Loss per share

Basic and diluted loss per share:
Continuing operations                        (0.51)             (0.70)            (0.14)            (0.62)             (0.74)
Cumulative effect of an
 accounting change, net                           -             (0.01)                 -                -              (0.01)
Discontinued operations                      (0.02)             (0.71)                 -            (0.21)             (0.73)
                                     --------------     --------------    --------------    --------------     --------------
Net loss per share                           (0.53)             (1.42)            (0.14)            (0.83)             (1.48)
                                     ==============     ==============    ==============    ==============     ==============
Weighted average number
 of shares outstanding used
 to compute basic earnings
 per share - in thousands                  107,775            104,892           107,943           107,145            105,512
                                     ==============     ==============    ==============    ==============     ==============






















The accompanying notes are an integral part of these interim financial statements.


                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income
------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------
Loss for the period                        (57,450)          (148,670)          (14,652)          (89,134)          (155,685)

Other comprehensive loss:

Unrealized losses from
 changes in the fair value
 of financial instruments                     (448)            (2,078)           (2,104)               (6)            (3,632)

Unrealized holding loss on
 available for sale
 securities arising during
 the period, net                                 -               (251)                -              (120)                 -
                                     --------------     --------------    --------------    --------------     --------------
Total other comprehensive
 loss                                         (448)            (2,329)           (2,104)             (126)            (3,632)
                                     --------------     --------------    --------------    --------------     --------------

Comprehensive loss                         (57,898)          (150,999)          (16,756)          (89,260)          (159,317)
                                     ==============     ==============    ==============    ==============     ==============




















The accompanying notes are an integral part of these interim financial statements.


                                                                                                                CI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------------------




                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2003 (audited)                               107,512,612           6,152        658,425          (1,832)

Unaudited

Net loss for the nine months ended September 30, 2003                        -               -              -               -
Share issuance to employees                                            424,633               8            647               -
Employee stock options exercised and paid, net                          18,125               -             57               -
Amortization of deferred compensation expenses                               -               -          2,379               -
Net unrealized gain on financial instruments                                 -               -              -            (448)
                                                                  ------------     -----------     -----------     -----------
Balance at September 30, 2003                                      107,955,370           6,160        661,508          (2,280)
                                                                  ============     ============    ===========     ===========
Balance at January 1, 2002 (audited)                                93,573,549           5,873        656,614           1,800

Unaudited

Net loss for the nine months ended September 30, 2002                        -               -              -               -
Share issuance, net                                                 13,160,000             263             *-               -
Share issuance to employees                                            570,870              12          1,542               -
Net unrealized loss on available for sale securities                         -               -              -            (251)
Amortization of deferred compensation expenses                               -               -           (109)              -
Net unrealized loss on financial instruments                                 -               -              -          (2,078)

Balance at September 30, 2002                                      107,304,419           6,148        658,047            (529)
                                                                  ============     ============    ===========     ===========

*  Reclassified


(TABLE CONTINUED)


                                                                         Number        Retained                           Total
                                                                             of         ernings        Treasury   shareholders'
                                                                         shares        (deficit)          stock         equity
-------------------------------------------------------------------------------------------------------------------------------
                                                                                $ in thousands except share amounts
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2003 (audited)                               107,512,612         (16,345)              -         646,400

Unaudited

Net loss for the nine months ended September 30, 2003                        -         (57,450)              -         (57,450)
Share issuance to employees                                            424,633               -               -             655
Employee stock options exercised and paid, net                          18,125               -               -              57
Amortization of deferred compensation expenses                               -               -               -           2,379
Net unrealized gain on financial instruments                                 -               -               -            (448)
                                                                  ------------       ----------      ----------     -----------
Balance at September 30, 2003                                      107,955,370         (73,795)              -         591,593
                                                                  ============       ==========      ==========     ============
Balance at January 1, 2002 (audited)                                93,573,549         173,567         (82,998)        754,856

Unaudited

Net loss for the nine months ended September 30, 2002                        -        (148,670)              -        (148,670)
Share issuance, net                                                 13,160,000        *(34,227)         82,998          49,034
Share issuance to employees                                            570,870               -               -           1,554
Net unrealized loss on available for sale securities                         -               -               -            (251)
Amortization of deferred compensation expenses                               -               -               -            (109)
Net unrealized loss on financial instruments                                 -               -               -          (2,078)

Balance at September 30, 2002                                      107,304,419          (9,330)              -         654,336
                                                                  ============       ==========      ==========     ============

*  Reclassified


The accompanying notes are an integral part of these interim financial statements.

                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------



                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         Capital        surplus   income (loss)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                $ in thousands except share amounts
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 2003 (unaudited)                                107,937,245           6,160        660,261            (176)

Unaudited

Net loss for the three months ended September 30, 2003                       -               -              -               -
Employee stock options exercised and paid, net                          18,125               -             57               -
Amortization of deferred compensation expenses                               -               -          1,190               -
Net unrealized loss on financial instruments                                 -               -              -          (2,104)
                                                                  ------------       ----------      ----------     -----------

Balance at September 30, 2003 (unaudited)                          107,955,370           6,160        661,508          (2,280)

Balance at July 1, 2002 (unaudited)                                107,068,201           6,144        657,499            (403)

Unaudited

Net loss for the three months ended September 30, 2002                       -               -              -               -
Net unrealized loss on available for sale securities                         -               -              -            (120)
Amortization of deferred compensation expenses                               -               -             56               -
Share issuance to employees                                            236,218               4            492               -
Net unrealized loss on financial instruments                                 -               -              -              (6)
                                                                  ------------       ----------      ----------     -----------
Balance at September 30, 2002 (unaudited)                          107,304,419           6,148        658,047            (529)
                                                                  ============       ==========      ==========     ============


(TABLE CONTINUED)



                                                                         Number      Retained                           Total
                                                                             of      earnings        Treasury   shareholders'
                                                                         shares     (deficit)           stock          equity
------------------------------------------------------------------------------------------------------------------------------
                                                                                $ in thousands except share amounts
------------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 2003 (unaudited)                                107,937,245       (59,143)              -         607,102

Unaudited

Net loss for the three months ended September 30, 2003                       -       (14,652)              -         (14,652)
Employee stock options exercised and paid, net                          18,125             -               -              57
Amortization of deferred compensation expenses                               -             -               -           1,190
Net unrealized loss on financial instruments                                 -             -               -          (2,104)
                                                                  ------------

Balance at September 30, 2003 (unaudited)                          107,955,370       (73,795)              -         591,593

Balance at July 1, 2002 (unaudited)                                107,068,201        79,804               -         743,044

Unaudited

Net loss for the three months ended September 30, 2002                       -       (89,134)              -         (89,134)
Net unrealized loss on available for sale securities                         -             -               -            (120)
Amortization of deferred compensation expenses                               -             -               -              56
Share issuance to employees                                            236,218             -               -             496
Net unrealized loss on financial instruments                                 -             -               -              (6)
                                                                  ------------    -----------     -----------     ------------
Balance at September 30, 2002 (unaudited)                          107,304,419        (9,330)              -         654,336
                                                                  ============    ===========     ===========     ============

The accompanying notes are an integral part of these interim financial statements.

                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


$ in thousands except share amounts
                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus          income
                                                                  -------------    ------------   ------------   -------------
Balance at January 1, 2002                                          93,573,549           5,873        656,614           1,800

Changes during 2002
Net loss for the year ended December 31, 2002                                -               -              -               -
Share issuance, net                                                 13,160,000             263              -               -
Share issuance to employees and others                                 779,063              16          1,960               -
Amortization of deferred compensation expenses                               -               -           (149)              -
Net unrealized loss on financial instruments                                 -               -              -          (3,632)
                                                                  -------------    ------------   ------------   -------------
Balance at December 31, 2002                                       107,512,612           6,152        658,425          (1,832)
                                                                  ==============   ============   ============   =============


(TABLE CONTINUED)


$ in thousands except share amounts

                                                                         Number         Retained                           Total
                                                                             of         earnings        Treasury   shareholders'
                                                                         shares        (deficit)           stock          equity
                                                                  -------------    -------------    ------------   -------------
Balance at January 1, 2002                                          93,573,549          173,567         (82,998)        754,856

Changes during 2002
Net loss for the year ended December 31, 2002                                -         (155,685)              -        (155,685)
Share issuance, net                                                 13,160,000          (34,227)         82,998          49,034
Share issuance to employees and others                                 779,063                -               -           1,976
Amortization of deferred compensation expenses                               -                -               -            (149)
Net unrealized loss on financial instruments                                 -                -               -          (3,632)
                                                                  -------------    -------------    ------------   -------------
Balance at December 31, 2002                                       107,512,612          (16,345)              -         646,400
                                                                  ==============   =============    =============  =============



The accompanying notes are an integral part of these interim financial statements.

                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------------------------------------------------------



                                              Nine months ended                   Three months ended               Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ----------------------------------------------------------------------------------------
Cash flows for operating
activities
Loss for the period                        (57,450)          (148,670)          (14,652)          (89,134)          (155,685)

Adjustments to reconcile net loss
 To cash provided by (used in)
 operating activities:
Depreciation and amortization               31,521             41,737             9,962            13,483             56,451
Cumulative effect of an
 accounting change, net                          -                550                 -                 -                550
Amortization of deferred
 compensation (including
 subsidiaries)                               2,378                364             1,189               190                 81
Loss on sale of property and
 equipment                                     431              4,048                59             1,373              3,936
Impairment of assets                         6,686                  -                 -                 -              1,525
Capital loss, net                            4,772              8,143                10            18,949              8,738
Other - net (mainly deferred                 6,899             (1,355)              249              (489)             6,039
taxes)
Company's equity in results
 of investee companies                       1,627              1,926               280               470              3,055
Minority interest in net results
 of subsidiaries                           (12,810)             5,204            (4,417)            1,852              6,045
Decrease (increase) in short-term
 investments                                  (334)               716              (282)               44                852
Decrease in trade receivables
 (including non-current
maturities of
 bank deposits and trade                    66,816            104,645            18,214            48,528            112,056
receivables)
Decrease (increase) in other
 receivables                                 1,854             23,443             1,741            (2,982)            30,170
Decrease (increase) in prepaid                 (69)             4,466               774             2,245              4,501
expenses
Decrease (increase) in
 recoverable costs and estimated
 earnings - not yet billed                  (1,319)            18,210               785             5,459             19,540
Decrease in inventories -
 including one-time write-off               25,322             99,378            13,422            42,697            113,056
Increase (decrease) in trade                 4,220            (38,449)            4,916            (6,938)           (35,217)
payables
Increase (decrease) in other
 payables and accrued liabilities          (16,849)           (27,265)           (7,707)           (8,947)           (38,461)
Increase (decrease) in liability
for
 employee severance benefits, net            1,589             (1,809)           (1,051)           (1,002)            (2,081)
Decrease in other long-term
 liabilities                                (2,254)              (731)           (2,118)             (121)            (3,194)
Cumulative effect of an
accounting
 change of discontinued                          -             36,646                 -                 -             36,646
operations
Impairment of long-lived assets
 relating to discontinued                        -             22,678                 -             6,843             22,678
operations
                                        --------------------------------------------------------------------------------------
Net cash provided by (used in)
 operating activities                       63,030            153,875            21,374            32,520            191,281
                                        -------------------------------------------------------------------------------------


The accompanying notes are an integral part of these interim financial statements.




                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ------------------------------------------------------------------------------------------
Cash flows for investing
 activities
Decrease (increase) in
 short-term investments, net               (19,571)           (22,376)           (9,657)           22,594               (450)
Software development
 costs capitalized                          (8,719)           (10,097)           (2,855)           (3,616)           (12,935)
Investment in property,
 plant and equipment                        (7,025)            (9,281)           (3,505)           (3,099)           (11,759)
Proceeds from sale of
 property, plant and
 equipment                                     706                467               218                87                746
Purchase of technology                        (869)                  -                -                  -                  -
Acquisition of investee
 Companies                                    (203)            (2,534)             (113)             (560)            (2,584)
Long-term loan granted                           -             (5,010)                -            (1,789)            (6,227)
Proceeds from realization of
 shares at consolidated
 subsidiary and operation                        -             20,302                 -                 -             20,302
Acquisition of newly
 consolidated subsidiaries
 (see Note A)                                    -                  -                 -                 -                513
Investment in marketable
 Securities                                (49,809)                  -          (43,442)                 -                  -
Proceeds from realization
 of a subsidiary and operation
 (see Note B)                                9,100                  -                 -                 -            (10,003)
                                     ------------------------------------------------------------------------------------------
Net cash provided by
 (used in) investing activities            (76,390)           (28,529)          (59,354)           13,617            (22,397)
                                     ------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


                                                                                                                ECI Telecom Ltd.

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ------------------------------------------------------------------------------------------
Cash flows for
 financing activities
Repayment of loans from
 banks                                    (100,000)           (76,667)                -           (13,334)           (90,000)
Increase (decrease) in
 short-term credit, net                    (70,012)                (8)                -                 6                (18)
Proceeds from share issuance                     -             49,680                 -                 -             49,680
Proceeds from share issuance
 to employees                                  712              1,554                57               496              1,976
Share issue expenses                             -               (646)                -                 -               (646)
                                     ------------------------------------------------------------------------------------------
Net cash provided by
 (used in) financing activities           (169,300)           (26,087)               57           (12,832)           (39,008)
                                     ------------------------------------------------------------------------------------------
Effect of change in
 exchange rate on cash                        (682)               744              (198)             (401)               581
                                     ------------------------------------------------------------------------------------------
Changes in cash and cash
 equivalents                              (183,342)           100,003           (38,121)           32,904            130,457
                                     ------------------------------------------------------------------------------------------
Cash and cash equivalents
 at beginning of period                    356,649            226,192           211,428           293,291            226,192
                                     ------------------------------------------------------------------------------------------
Cash and cash equivalents
 at end of period                          173,307            326,195           173,307           326,195            356,649
                                     ==========================================================================================


The accompanying notes are an integral part of these interim financial statements.


                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------

Appendices:

                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ------------------------------------------------------------------------------------------
A. Acquisition of newly subsidiaries

Current assets (other than
 cash)                                           -                  -                 -                 -             (1,795)
Property, plant, equipment
 and other assets, net                           -                  -                 -                 -               (171)
Goodwill                                         -                  -                 -                 -                 (3)
Investment in investee
 company                                         -                  -                 -                 -              2,482
                                     ------------------------------------------------------------------------------------------
                                                 -                  -                 -                 -                513
                                     ==========================================================================================

B. Proceeds from realization of a subsidiary and operations

Current assets (other than
 cash)                                        (600)                 -                 -                 -              9,600
Property, plant, equipment
 and other assets - net                        843                  -                 -                 -              6,742
Inventories                                  8,857                  -                 -                 -              3,263
Investments in investee
 companies                                       -                  -                 -                 -            (29,608)
                                     ------------------------------------------------------------------------------------------
                                             9,100                  -                 -                 -            (10,003)
                                     ==========================================================================================

C. Non-cash activities

Sale of fixed assets in return
 for shares in investee
 company                                     1,053                  -             1,053                 -                  -
                                     ==========================================================================================

                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 1 - Financial Reporting Principles and Accounting Policies

         A.       General

         The interim financial statements are prepared in a condensed format, as at September 30, 2003 and for the nine and three-month periods then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as at December 31, 2002 and the accompanying notes thereto.

         During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are as follows:
         Broadband Access Division (formerly- Inovia) and Optical Network Division (formerly - Lightscape and Enavis).



Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are not materially different than those applied in the preparation of the latest annual consolidated financial statements.


         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.


         C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also Note 8.



Note 3 - Financial Statements Denominated in U.S. Dollars

         The interim consolidated financial statements have been prepared in accordance with U.S. GAAP on the basis of historical cost convention and denominated in U.S. dollars.

         Note 10 include reconciliation from U.S. GAAP, on which the financial statements of the Company are based, to Israeli GAAP, on which the financial statements of the Company's major shareholders in Israel are based.

                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 4 - Shareholders' Equity

         A.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during the reporting period to be $ 1.7. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                                                  Option           Expected          Risk free
                                                                                    term         volatility      interest rate

-------------------------------------------------------------------------------------------------------------------------------
                  Period of grant                                                   term         volatility      interest rate

-------------------------------------------------------------------------------------------------------------------------------
                  Nine months ended September 30, 2003                                5                 70                  1%
                  Nine months ended September 30, 2002                                5                 95                  2%
                  Three months ended September 30, 2003                               5                 70                  1%
                  Three months ended September 30, 2002                               5                 95                  2%
                  Year ended December 31, 2002                                        5                105                1.5%

         B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS
                  123, the Company's net loss and net loss per share would have been as follows:


                                                     Nine months ended                  Three months ended         Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2003               2002              2003              2002               2002
-------------------------------------------------------------------------------------------------------------------------------
         Net loss ($ in
         thousands)
          as reported                      (57,450)          (148,670)          (14,652)          (89,134)          (155,685)
         Deduct: Total stock
          based employee
          compensation
         Expenses
          determined
          under fair value
          based method for all
          awards, net of
          related tax effects              (23,029)           (47,951)           (4,593)          (15,500)           (59,644)
         Pro forma net loss                (80,479)          (196,621)          (19,245)         (104,634)          (215,329)

         Basic and diluted
          loss per share ($)
          as reported                        (0.53)             (1.42)            (0.14)            (0.83)             (1.48)
         Pro forma                           (0.75)             (1.87)            (0.18)            (0.98)             (2.04)



Note 5 - Liens on Assets

         The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company was obligated to maintain certain financial ratios, such as an equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to a facility agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002 until the first quarter of 2003, the Company was not in compliance with some of the financial ratios and, therefore, the loans starting from the third quarter of 2002 until the first quarter of 2003 were classified as current loans.

         During the reporting period, the Company signed a letter agreement which amended the aforementioned facility agreement. Under the letter agreement, the Company repaid an amount of approximately $ 78 million in respect of the long-term loan and fully paid of $45 million of the short-term loan. In addition, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and, starting 2004, certain ratios of operating income. Accordingly, the loan starting from the second quarter of 2003 is classified as long-term.



Note 6 - Material Transactions in the Current Period

         A.       Shareholders' equity

         On February 11, 2003 the Company granted to its employees and managers 879,228 share options at an exercise price of $1.75 per share. The options vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.
         In February 2003 the Company granted 300,000 share options to a company of which one of its directors shares control at an exercise price of $
         2.21 per share. Half of the options vested immediately and the balance will vest in February 2004.

         In February 2003, the Company granted an aggregate 130,000 share options to two directors at an exercise price of $ 1.99 per share. 30,000 of these options will be fully vested in August 2004, and one third of the remaining 100,000 options will be vested, respectively, in January 2004, January 2005 and January 2006.

         On April 10, 2003, the Company granted to its employees and managers 746,831 share options at an exercise price of 1.78 per share, which constituted the market price of the share on the date the options were granted. The options will be vested as follows: 12.5% after half a year and 6.25% during 14 consecutive quarters thereafter. In addition, the Company granted to its employees and managers 3,095,600 share options at an exercise price of $0 per share. The share option will be vested as follows: 68.75% after one year and 6.25% during five consecutive quarters thereafter.


Note 6 - Material Transactions in the Current Period (cont'd)

         A. Shareholders' equity (cont'd)

         During the first quarter of 2003, the Company agreed to grant employees of certain segments the right to exchange their option warrants, convertible into shares in certain subsidiaries, for others, convertible into shares of the Company according to a certain ratio, on a date at least six months after conversion date. Accordingly, on September 10, 2003, the Company granted to its employees and managers 5,109,982 share options at an exercise price of $ 3.24 per share. In most instances, these options were exercisable as to 50% from the date they were granted and as to additional 6.25% on the last day of each of the next eight consecutive quarters, beginning on September 30, 2003. In addition, the Company granted certain persons who had agreed to the exchange but left the employ of the Company since the conversion date 132,413 share options at an exercise price of $ 3.24 per share. The options vested immediately and are exercisable for one year thereafter. None of the above share options (other than those granted at an exercise of $0 per share) were granted at exercise prices below of the market price on the date of the grant. During the reporting period, 18,125 options were exercised.

         B. Sale of long-term notes

         In the reported period, the Company sold long-term notes of customers in the amount of $ 12,535 thousand to a bank.

         C.       Restructuring expenses

         As part of the Company's Board of Directors' decision to focus on its two core activities, the Company recorded $ 6.5 million in reorganization expenses associated largely with the integration of the Lightscape Optical Networks Division and Enavis into the Optical Networks Division, mainly termination benefit.

         D. Long-term customer debt

         During the reporting period, the Company included a provision for a doubtful debt in the amount of $6.6 million with respect to a specific long-term customer debt. The provision reflects the expected outcome of advanced discussions with the customer. These discussions include revised and extended repayment terms.
         Furthermore, an associated $ 3.4 million charge recorded in other expenses for decline in the value of the Company's investment in convertible notes of the customer's parent company.

         E. Impairment of assets

         During the second quarter of 2003, the Company recorded $6.7 million associated mainly with ECtel, a consolidated company, write-down of goodwill from its Net-Eye acquisition in October 2001.


Note 7 - Legal Proceedings

         The Company is in dispute with a subcontractor regarding certain financial terms of a supply agreement as described in Note 11H4 of the annual financial statements as at December 31, 2002. The dispute was referred to an arbitrator in April 2003 and the subcontractor submitted a claim in the amount of $ 25.1 million and VAT in the amount of $ 4.5 million.

         The Company rejected the allegations made against it and already filed its defense statement. The Company also filed a claim against the subcontractor in the amount of at least $ 42.4 million and VAT in the amount of $ 7.6 million.

         In the opinion of Management, the arbitrator's decision will not have any negative material effect on the Company's financial position and\or the results of its operations.


Note 8 - Discontinuance of InnoWave Segment Operation

         During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broad and wireless access to communications networks. In April 2003, the Company signed an agreement with Alvarion and completed the sale of the InnoWave operations.

         The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 were to be transferred to certain key InnoWave employees being transferred to Alvarion).

         The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statement of income after the loss from continuing operations.

         Set forth below is detail of the assets and liabilities of the discontinued activities on September 30, 2003:


                                                                             Nine months       Nine months
                                                                                   ended             ended         Year ended
                                                                            September 30      September 30        December 31
                                                                                    2003              2002               2002
                                                                             (Unaudited)       (Unaudited)          (Audited)
         Assets relating to discontinued operations                     US$ in thousands  US$ in thousands   US$ in thousands
                                                                        -----------------------------------------------------
         Trade and other receivables                                                  -            12,554              8,883
         Inventory                                                                    -             9,189              8,798
         Long-term receivables                                                        -             3,349              2,234
         Property, plant and equipment                                                -               808                733
                                                                        -----------------------------------------------------
                                                                                      -            25,900             20,648
                                                                        =====================================================

                                                                             Nine months       Nine months
                                                                                   ended             ended         Year ended
                                                                            September 30      September 30        December 31
                                                                                    2003              2002               2002
                                                                             (Unaudited)       (Unaudited)          (Audited)
         Liabilities relating to discontinued operations                US$ in thousands  US$ in thousands   US$ in thousands
         ----------------------------------------------------------------------------------------------------------------------
         Trade payables                                                               -             3,821              2,699
         Other payables                                                               -            13,579              9,449
                                                                        -----------------------------------------------------
                                                                                      -            17,400             12,148
                                                                        =====================================================


         Set forth below are the results of operations of the discontinued segment
         -------------------------------------------------------------------------

                                               Nine months ended                   Three months ended               Year ended
                                                 September 30                         September 30                 December 31
                                               2003               2002              2003              2002               2002
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)        (Unaudited)
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -----------------------------------------------------------------------------------------

         Segment revenues                    3,441             39,849                 -             6,379             46,637
         Segment operating
          expenses                          (5,965)           (78,301)                -           (28,945)           (87,407)
         Cumulative effect
          of an accounting
          change, net                            -            (36,646)                -                 -            (36,646)
                                      -----------------------------------------------------------------------------------------
         Results of segment
          activities                        (2,524)           (75,098)                -           (22,566)           (77,416)

                                      =========================================================================================

Note 9 - Segment Reports

         1. Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

         2. Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented as a consolidated basis and reflect its presentation to the management.

                                                              Nine months ended September 30, 2003
                                   Optical Networks   Broadband Access             ECtel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                   --------------------------------------------------------------------------------------------
         Revenues                          129,066            135,690            35,338            24,752            324,846
                                   ============================================================================================
         Operating profit
          (loss)                           (28,490)            12,065           (29,073)          (13,503)           (59,001)
                                   ============================================================================================

                                                              Nine months ended September 30, 2002
                                   Optical Networks   Broadband Access             ECtel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

                                   --------------------------------------------------------------------------------------------
         Revenues                          181,565            189,759            71,636            54,048            497,008
                                   ============================================================================================
         Operating profit
          (loss)                           (20,941)             2,809            12,903           (44,578)           (49,807)
                                   ============================================================================================


                                                             Three months ended September 30, 2003
                                   Optical Networks   Broadband Access             ECtel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

                                   --------------------------------------------------------------------------------------------
         Revenues                           47,015             40,307            10,034             7,207            104,563
                                   ============================================================================================
         Operating profit
          (loss)                            (6,767)             2,301           (11,399)           (3,205)           (19,070)
                                   ============================================================================================

                                                             Three months ended September 30, 2002
                                   Optical Networks   Broadband Access             ECtel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                   --------------------------------------------------------------------------------------------
         Revenues                           57,457             49,616            24,312            16,075            147,460
                                   ============================================================================================
         Operating profit
          (loss)                           (13,222)               636             4,597           (33,985)           (41,974)
                                   ============================================================================================


                                                                  Year ended December 31, 2002
                                   Optical Networks   Broadband Access             ECtel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

                                   --------------------------------------------------------------------------------------------
         Revenues                          233,218            241,807            95,777            75,409            646,211
                                   ============================================================================================
         Operating profit
          (loss)                           (29,536)             4,653            17,208           (45,024)           (52,699)
                                   ============================================================================================

         The segment information for earlier periods, including interim periods, is restated to reflect the change in the structure of the Company's internal organization.



Note 10 - Material Differences Between U.S. and Israeli GAAP

         The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

         A. According to U.S. GAAP, marketable securities defined as available-for-sale securities are stated at market value. Any changes in their value is shown separately in shareholders' equity except in cases were there is a decrease in the value thereof, which is not of a temporary nature. According to Israeli GAAP, securities which meet the definition of 'current investments' are stated at market value and any changes in their value are shown in the income statement. Quoted securities which do not meet the definition, are shown at cost unless there is a decrease in the value thereof, which is not of a temporary nature.

         B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.

         C. Commencing January 1, 2001, the Company has adopted Standard No. 133 - "Accounting for derivative Instruments and Hedging Activities".

                  The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments, which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements based on the change in the currency rates of exchange during the reported period.

         D. In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". FAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

                  Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of an impairment in the value of the goodwill, the loss will be presented as a separate item in the statement of operations in the framework of operating earnings but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and the Company applied Standard No. 142 in the first quarter of 2002.

         E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" (hereinafter - "SAB 101"), came into effect, which deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of 2000, after the publication of the interim financial statements of the first three quarters, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published
                  - i.e. the fourth quarter of 2000, without amending or restating data previously published and if, in the opinion of management, the revenue recognition policies determined in SAB 101 are appropriate to the economic and business environment in which the Company operates.

                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------




Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

The effects on the financial statements are as follows:

A.       Consolidated Statements of Income


                                       Nine months ended September 30, 2003            Nine months ended September 30, 2002
                                                               According to                                    According to
                                 As reported     Adjustments   Israeli GAAP     As reported     Adjustments    Israeli GAAP
                                 $ thousands     $ thousands    $ thousands     $ thousands     $ thousands     $ thousands
                                 (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                 -------------------------------------------------------------------------------------------
Revenues                            324,846          (6,515)       318,331         497,008          (3,867)        493,141
Cost of revenues                    198,893          (1,015)       197,878         313,047          (1,055)        311,992
Selling and marketing
 expenses                            67,551               -         67,551          85,502             (77)         85,425
Amortization of
 acquisition valued
 intangible assets                    1,503           1,211          2,714           1,320           1,361           2,681
Impairment of assets                  6,686          (2,450)         4,236               -             533             533
Financial expenses                    6,066               -          6,066          16,038             251          16,289
Financial income                     (5,349)            448         (4,901)        (21,217)          2,078         (19,139)
Taxes on income                      (1,516)           (257)        (1,773)         (8,659)            417          (8,242)
Cumulative effect of an
 accounting change, net                   -               -              -            (550)            550               -
Discontinued operations              (2,524)              -         (2,524)        (75,098)           (570)        (75,668)

Net loss                            (57,450)         (4,966)       (62,416)       (148,670)         (6,561)       (155,231)

(TABLE CONTINUED)


                                                      Year ended December 31, 2002
                                                                      According to
                                       As reported     Adjustments    Israeli GAAP
                                       $ thousands     $ thousands     $ thousands
                                         (Audited)       (Audited)       (Audited)
                                 -------------------------------------------------
Revenues                                  646,211          (4,271)        641,940
Cost of revenues                          395,231          (2,646)        392,585
Selling and marketing
 expenses                                 115,241             (77)        115,164
Amortization of
 acquisition valued
 intangible assets                          1,760           1,809           3,569
Impairment of assets                        1,525             533           2,058
Financial expenses                         18,375               -          18,375
Financial income                          (24,564)          3,632         (20,932)
Taxes on income                            (8,812)            645          (8,167)
Cumulative effect of an
 accounting change, net                      (550)            550               -
Discontinued operations                   (77,416)           (570)        (77,986)

Net loss                                 (155,685)         (6,897)       (162,582)


         A.       Consolidated Statements of Income (cont'd)

                                                                                      Three months ended September 30, 2003
                                                                                                               According to
                                                                                As reported      Adjustment    Israeli GAAP
                                                                                $ thousands     $ thousands     $ thousands
                                                                                (Unaudited)     (Unaudited)     (Unaudited)
----------------------------------------------------------------------------------------------------------------------------
         Revenues                                                                  104,563            (620)        103,943

         Cost of revenues                                                           64,557            (210)         64,347

         Selling and marketing expenses                                             23,232               -          23,232

         Amortization of acquisition valued intangible assets                          270             347             617

         Impairment of assets                                                            -               -               -

         Financial expenses                                                          1,146               -           1,146

         Financial (income) expenses                                                (1,728)          2,104             376

         Taxes on income                                                              (427)           (220)           (647)

         Discontinued operations                                                         -               -               -

         Net loss                                                                  (14,652)         (3,081)        (17,733)


(TABLE CONTINUED)


                                                                                          Three months ended September 30, 2002
                                                                                                                   According to
                                                                                    As reported      Adjustment    Israeli GAAP
                                                                                    $ thousands     $ thousands     $ thousands
                                                                                      (Audited)       (Audited)       (Audited)
                                                                                -----------------------------------------------
         Revenues                                                                      147,460          (2,076)        145,384

         Cost of revenues                                                               95,012            (638)         94,374

         Selling and marketing expenses                                                 26,841               -          26,841

         Amortization of acquisition valued intangible assets                              440             448             888

         Impairment of assets

         Financial expenses                                                              5,484             120           5,604

         Financial (income) expenses                                                    (6,596)              6          (6,590)

         Taxes on income                                                                (1,997)            (44)         (2,041)

         Discontinued operations                                                       (22,566)              -         (22,566)

         Net loss                                                                      (89,134)         (2,056)        (91,190)



B.       Consolidated items of Balance Sheets

                                                        September 30, 2003                              September 30, 2002
                                                               According to                                    According to
                                 As reported     Adjustments   Israeli GAAP     As reported     Adjustments    Israeli GAAP
                                 $ thousands     $ thousands    $ thousands     $ thousands     $ thousands     $ thousands
                                 (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)

                                 -------------------------------------------------------------------------------------------
Trade receivables                   158,882             615        159,497         225,769           7,534         233,303
Inventories                         122,152            (212)       121,940         167,730          (2,818)        164,912
Other assets, goodwill
 and other intangible
 assets                              20,210           1,675         21,885       (*)51,625             913          52,538
Accumulated other
 comprehensive loss                  (2,280)          2,280              -               -               -               -
Shareholders' equity                591,593           2,078        593,671         654,336           5,629         659,965



(*)      Reclassified

(TABLE CONTINUED)

                                                               December 31, 2002
                                                                     According to
                                 A    As reported     Adjustments    Israeli GAAP
                                 $    $ thousands     $ thousands     $ thousands
                                 (      (Audited)       (Audited)       (Audited)

                                 ------------------------------------------------
Trade receivables                        207,315           7,130         214,445
Inventories                              149,747          (1,227)        148,520
Other assets, goodwill
 and other intangible
 assets                                   37,840             693          38,533
Accumulated other
 comprehensive loss                       (1,832)          1,832               -
Shareholders' equity                     646,400           6,596         652,996



(*)      Reclassified

                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                            As at September 30, 2003